Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 24, 2026

First Trust Portfolios L.P.

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

The Bank of New York Mellon

Unit Investment Trust Office

240 Greenwich Street, 8 East
New York, New York 10286

Re: FT 12757

Ladies and Gentlemen:

We have acted as counsel for First Trust Portfolios L.P., depositor of FT 12757 (the "Series"), in connection with the issuance of units of fractional undivided interest in the Series (the "Units"), under a Trust Agreement dated February 24, 2026 (the "Indenture") among First Trust Portfolios L.P., as depositor (the "Depositor"), First Trust Advisors L.P., as portfolio supervisor and The Bank of New York Mellon, as trustee (the "Trustee"). The Series is comprised of the following unit investment trust: Precious Metals Select Portfolio, Series 68 (the "Trust").

In this connection, we have examined the registration statement and the prospectus for the Series (the "Prospectus"), the Indenture, and such other instruments and documents, as we have deemed pertinent. For purposes of this opinion, we are assuming that the Trust will at all times be operated in accordance with the Indenture and the Prospectus and that the parties to the Indenture will at all times fully comply with the terms of the Indenture. In addition, we are assuming that each of the assets deposited in the Trust that is an interest in an entity that purports· to be treated as a grantor trust for Federal income tax purposes in fact is, and will continue to be, treated as an interest in an entity that is treated as a grantor trust for Federal income tax purposes. Failure to operate the Trust at all times in accordance with the Indenture and the Prospectus or failure to comply fully at all times with the terms of the Indenture or failure of any entity that purports to be a grantor trust, as described in the preceding sentence, to in fact be and continue to be a grantor trust for Federal income tax purposes could result in Federal income tax treatment different from that described below.

You have informed us, and we are assuming that the assets of the Trust will consist of a portfolio as set forth in the Prospectus. All of the assets of the Trust constitute the "Trust's Assets." You have not requested us to examine, and accordingly we have not examined, any of the Trust's Assets and express no opinion as to the Federal or state income tax treatment thereof.

Based upon the foregoing and on the facts outlined in this opinion, and upon an investigation of such matters of law as we consider to be applicable:

(i) We are of the opinion that, under existing United States Federal income tax law, the Trust is not an association taxable as a corporation for Federal income tax purposes but will be classified as a grantor trust and will be governed by the provisions of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

(ii) Section 671 of the Code provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Unit holder is treated as the owner of a pro rata portion of the Trust under Section 676 of the Code. Therefore, a Unit holder will be considered as owning a pro rata share of each of the Trust Assets in the proportion that the number of Units held by him or her bears to the total number of Units outstanding. We are of the opinion that, under existing United States Federal income tax law, (a) under subpart E, subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unit holder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unit holder as it would have if the Unit holder directly owned a pro rata portion of the Trust’s Assets and (b) each Unit holder will be considered to have received his or her pro rata share of income derived from each Trust Asset when such income would be considered to be received by the Unit holder if the Unit holder directly owned a pro rata portion of the Trust's Assets.

(iii) Although the discussion in the Prospectus under the heading "Tax Status" does not purport to discuss all possible United States Federal income tax consequences of the purchase, ownership and disposition of Units, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States Federal income tax matters. In this regard, please note that (a) we have not examined any of the Trust Assets and we are therefore unable to express an opinion, and we express no opinion as to the Federal income tax treatment thereof and (b) the discussion under "Tax Status" depends in part on the facts peculiar to individual Unit holders of which we have made no investigation and have no knowledge.

Our opinion is based on the Code, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in the Code, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these Federal tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States Federal, state, local or foreign law.

The Committee on Legal Opinions of the American Bar Association promulgated the "Third-Party Legal Opinion Report, Including the Legal Opinion Accord," (the "ABA Guidelines") in 1991. Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter.

We hereby consent to the filing of this opinion as an exhibit to the registration statement (File No. 333-292394) relating to the Units referred to above, to the use of our name and to the reference to our firm in said registration statement and in the related Prospectus.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

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